  EXHIBIT 99.1

NXT Announces New CEO as Company Enters Next Phase of Growth

CALGARY, AB, April 20, 2026 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to announce the appointment of Gerry Sheehan as Chief Executive Officer, effective April 20, 2026.  Mr. Sheehan is a professional geologist, geophysicist and executive manager serving as a director of NXT since 2021.  Mr. Sheehan’s experience and relationships will add great value to NXT as the company scales up its survey activities in areas of substantial potential in a world demanding new sources of oil and gas.  His 40 years of experience have included early-stage oil and gas basin evaluation, field appraisal and development, satellite remote sensing and non-conventional resource assessments working with government, large and small E&P independents, State oil companies and regulators.  His technical and business development experience in Africa, South Asia, and Europe aligns with NXT’s growth initiatives. Mr. Sheehan’s many accomplishments include being a founding member of the technical team of Tullow Oil Plc for almost 20 years where he served as International Exploration Manager from 1998 to 2004 directing technical activities on wide geographies including North and West Africa, the Indian subcontinent and Europe.

Mr. Sheehan succeeds Bruce G. Wilcox, who is retiring, but remaining on the board of directors, having served as CEO since 2023.  NXT is embarking upon the third major stage in the company’s evolution.  The first was the development and demonstration of the efficacy of stress field detection, under inventor and former CEO George Liscicasz, resulting in patents in 47 countries.  The second was a critical stage of contract and revenue growth, under Mr. Wilcox, based upon his many years in the financial industry.   The third under Mr. Sheehan will expand services, resources, geographies and clients for NXT.  Like Mr. Sheehan, Mr. Wilcox stepped up from the board of directors to the CEO position.  NXT has a highly focused management team and board that are in continuous active engagement.

Mr. Wilcox said, “It has been my privilege to lead NXT through a transformational period over the last three years. Gerry is a seasoned, industry-recognized geophysicist and has extensive operational executive experience in the energy sector in our core jurisdictions and prospective geographies. The NXT board and I believe his skill set is ideal for advancing our operations and financial progress.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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Contact Information

For investor and media inquiries please contact:

Michael Baker
Director, Business Development & Capital Markets
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, Mr. Sheehan’s experience and relationships will expand services, resources, geographies and clients, and will advance NXT’s operations and financial progress. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2025, and MD&A for the year ended December 31, 2025, which have been filed.

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